SCHEDULE A

TO THE ADMINISTRATION AGREEMENT

FOR JPMORGAN INSTITUTIONAL TRUST

(Amended as of November 16, 2023)

JPMorgan Intermediate Bond Trust[1]
JPMorgan Core Bond Trust

*  *  *  *  *

J.P. Morgan Investment Management, Inc.

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	Managing Director

JPMorgan Institutional Trust

By:	/s/ Timothy J. Clemens
Name:	Timothy J. Clemens
Title:	Treasurer

[1]	To liquidate on or about January 31, 2024.